Exhibit 11.01

                      Travelers Group Inc. and Subsidiaries
                        Computation of Earnings Per Share
                   (In millions, except for per share amounts)

                                                   Year ended December 31,
                                               --------------------------------
                                                 1996        1995        1994
                                               --------    --------    --------
Earnings:
  Income from continuing operations            $  2,300    $  1,628    $  1,157
  Discontinued operations                            31         206         169
                                               --------    --------    --------
           Net income                          $  2,331    $  1,834    $  1,326

Preferred dividends - series A                      (24)        (24)        (24)
Preferred dividends - series B                       (3)         (7)         (7)
Preferred dividends - series C                      (31)        (18)        (17)
Preferred dividends - series D                      (35)        (35)        (35)
                                               --------    --------    --------
                                                    (93)        (84)        (83)

     Income applicable to common stock         $  2,238    $  1,750    $  1,243
                                               ========    ========    ========

Average shares:
  Common                                          611.7       612.8       630.8
  Warrants                                          3.3         1.1        --
  Assumed exercise of dilutive stock options       10.6         9.1         6.2
  Incremental shares - Capital Accumulation
     Plan                                          13.2        11.8         7.0
                                               --------    --------    --------
                                                  638.8       634.8       644.0
                                               ========    ========    ========
Earnings Per Share:
  Continuing operations                        $   3.45    $   2.43    $   1.67
  Discontinued operations                          0.05        0.33        0.26
                                               --------    --------    --------
                                               $   3.50    $   2.76    $   1.93
                                               ========    ========    ========


Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options and the incremental shares assumed issued under the Capital Accumulation Plan and other restricted stock plans. Fully diluted earnings per common share, assuming conversion of all outstanding convertible preferred stock and the maximum dilutive effect of common stock equivalents have not been presented because the effects are not material. The fully diluted earnings per common share computation for the years ended December 31, 1996, 1995 and 1994 would entail adding the number of shares issuable on conversion of the dilutive convertible preferred stock (5.0 million, 14.0 million and 6.8 million shares, respectively) and the incremental dilutive effect of common stock equivalents (7.3 million, 10.5 million and 3.2 million shares, respectively) to the number of shares included in the earnings per common share calculation (resulting in 651.1 million, 659.3 million and 654.0 million shares, respectively) and eliminating the dividend requirements of the dilutive convertible preferred stock ($11 million, $21 million and $7 million, respectively).

All current and prior year information has been restated to reflect the three-for-two stock split paid on May 24 and the four-for-three stock split paid on November 22, 1996.